On July 15, 2016,
shareholders of Gavekal
KL Allocation Fund (the
Fund) approved the New
Advisory Agreement
between Investment
Managers Series Trust, on
behalf of the Fund, and
Gavekal Capital, LLC. The
voting results were
as follows:
Gavekal KL Allocation
Fund
For: 9,505,720
Against: 105,482
Abstain: 266,941
Uninstructed: 832,912
Total: 10,711,055